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                                                                    EXHIBIT 8(B)

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
                            MORGAN, LEWIS & BOCKIUS

                               COUNSELORS AT LAW

                             2000 ONE LOGAN SQUARE

                     PHILADELPHIA, PENNSYLVANIA 19103-6993

                           TELEPHONE: (215) 963-5000
                                                                               WASHINGTON
PHILADELPHIA                                                                   LOS ANGELES
NEW YORK                                                                       HARRISBURG
MIAMI                                                                          LONDON
PRINCETON                                                                      FRANKFURT
BRUSSELS                                                                       TOYKO
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                              FAX: (215) 963-5299

                                 August 1, 1995

KeyCorp
127 Public Square
Cleveland, Ohio 44114

         Re:Certain Federal Income Tax Consequences of the Distribution to the
            Shareholders of AFG of the Stock of Patlex, and the Merger of AFG with and Into KeySub

Gentlemen:

     Pursuant to an agreement dated as of March 20, 1995 among Patlex Corporation ("Patlex"), AutoFinance Group, Inc. ("AFG"), and KeyCorp ("KeyCorp") (the "Distribution Agreement"), AFG will distribute pro-rata to the holders of its common stock, 95.01% of its stock in Patlex (the "Distribution"). Pursuant to a separate, but related agreement dated as of March 20, 1995 among AFG, KeyCorp Finance Inc. and KeyCorp (the "Agreement of Merger"), following the Distribution, AFG will merge with and into Key Auto Inc. ("KeySub"), a wholly owned subsidiary of KeyCorp formerly known as KeyCorp Finance Inc. (the "Merger"). Capitalized terms not otherwise defined in this opinion have the meanings ascribed to such terms in the Agreement of Merger or the other documents referred to in the Agreement of Merger.

     We have acted as legal counsel to AFG in connection with the Distribution and the Merger ("the Transactions"), and you have requested our opinion regarding certain federal income tax consequences of the Transactions. As such, and for the purpose of rendering this opinion, we have examined (or will examine on or prior to the Distribution and the Merger) and are relying (or will rely) upon (without any independent investigation or review thereof) the truth and accuracy, at all relevant times, of the statements, covenants, representations and warranties contained in the following documents:

          1. The Distribution Agreement;

          2. The Agreement of Merger;

          3. The Registration Statement on Form S-3/S-4 of KeyCorp, including the Proxy Statement/ Prospectus, and the appendices and exhibits to it (the "Registration Statement");

          4. The Registration Statement on Form 10-SB (File No. 0-9111) of Patlex and the exhibits to it (the "Patlex Registration Statement"); and

          5. Letter dated July 31, 1995 from AFG and Patlex Management regarding the working capital requirements of Patlex and the relationship of those requirements to the retention of 4.99% of Patlex by AFG.

          6. Such other instruments and documents related to the formation, organization and operation of AFG and Patlex or to the consummation of the Transactions as we have deemed necessary or appropriate.

     In preparing our opinion, as set forth below, we have reviewed such other documents relating to the Transactions and such federal income tax authority as we deemed relevant under the circumstances. For purposes of this opinion, we have also assumed, with your permission and without independent investigation that (i) original documents (including signatures) are authentic, documents submitted to us as copies

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conform to the original documents, and there has been (or will be by the date of the Distribution and the Merger) due execution and delivery of all documents where due execution and delivery are prerequisites to the effectiveness of those documents and (ii) the Merger will be effective under the laws of the States of Ohio and California.

     Furthermore, as to certain facts (including those facts contained in the "FACTS" section of this opinion) material to our opinion that we did not independently establish or verify, we have relied upon the accuracy of statements and representations of officers of each of AFG, Patlex and KeyCorp (the "Certifications") contained in officer's certificates, each bearing today's date, which certifications are set forth as follows:

          1. The "FACTS" section of this tax opinion rendered by Morgan, Lewis & Bockius (concerning certain federal income tax consequences of the Distribution and the Merger) is true, correct and complete in all respects.

          2. The total fair market value of the KeyCorp Common Stock (and any cash in lieu of fractional shares) to be received by each AFG shareholder will be approximately equal to the fair market value of the AFG Common Stock surrendered in the Merger.

          3. KeySub will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by AFG immediately prior to the transaction. For purposes of this representation, amounts paid by AFG to dissenters, AFG assets used to pay its reorganization expenses, and all redemptions and distributions (except for regularly, normal dividends) made by AFG immediately preceding the transfer, will be included as assets of AFG held immediately prior to the transaction.

          4. There is no plan or intention on the part of the AFG shareholders to sell, exchange, transfer by gift or otherwise dispose of any of the Patlex stock to be received in the Distribution or the KeyCorp Common Stock to be received in the Merger.

          5. Prior to the Merger, KeyCorp will be in control of KeySub within the meaning of Section 368(c)(1) of the Code.

          6. Following the Merger, KeySub will not issue additional shares of its stock that would result in KeyCorp losing control of KeySub within the meaning of Section 368(c) of the Code.

          7. KeyCorp has no plan or intention to reacquire any of the KeyCorp Common Stock issued in the Merger.

          8. KeyCorp has no plan or intention to liquidate KeySub, to merge KeySub with or into another corporation, to sell the stock or otherwise dispose of KeySub or to cause KeySub to sell or otherwise dispose of any of the assets of AFG acquired in the Merger, except for dispositions made in the ordinary course of business or transfers described in Section 368(a)(2)(C) of the Code.

          9. The liabilities of AFG to be assumed by KeyCorp and the liabilities to which the transferred assets of AFG will be subject were incurred by AFG in the ordinary course of its business.

          10. Following the Distribution, Patlex will continue its historic business, and Patlex has no plan or intention to sell or otherwise dispose of any of its assets, except for dispositions made in the ordinary course of its business.

          11. Following the Merger, KeySub will continue the historic business of AFG or use a significant portion of AFG's business assets in a business.

          12. AFG, Patlex, KeySub and KeyCorp and their respective shareholders will each pay their respective expenses, if any, incurred in connection with the Transactions.

          13. There is no intercorporate indebtedness existing between AFG or Patlex and either of KeyCorp or its subsidiaries that was issued, acquired or will be settled at a discount.

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          14. There is no intercorporate indebtedness existing between AFG and
     Patlex that was issued, acquired or will be settled at a discount.

          15. None of KeySub, KeyCorp and AFG are investment companies as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code.

          16. AFG is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

          17. The fair market value of the assets of AFG transferred to KeySub will equal or exceed the sum of the liabilities assumed by KeySub plus the amount of liabilities, if any, to which the transferred assets are subject.

          18. None of the compensation to be received by any AFG shareholder-employee pursuant to any employment agreement or any covenants not to compete will be separate consideration for, or allocable to, any of their shares of AFG stock; the compensation to be paid to any AFG shareholder-employee will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services; and none of the Patlex Common Stock to be distributed or the KeyCorp Common Stock to be received will be received by a shareholder-employee of AFG will be separate consideration for, or allocable to, any employment agreement or covenant not to compete.

          19. The payment of cash in lieu of fractional shares of Patlex in connection with the Distribution and of KeyCorp in connection with the Merger is solely for the purpose of avoiding the expense and inconvenience to Patlex and KeyCorp, respectively, of issuing fractional shares and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the transaction to the AFG shareholders instead of issuing fractional shares of KeyCorp stock will not exceed one percent of the total consideration that will be issued in the transaction to the AFG shareholders in exchange for their shares of AFG. The fractional share interests of each AFG shareholder will be aggregated, and no AFG shareholder will receive cash in an amount greater to or greater than the value of one full share of KeyCorp Common Stock.

                                     FACTS

     AFG is an automotive finance company engaged primarily in the indirect financing (the purchase of contracts from dealers) of automotive purchases by individuals with non-prime credit. The non-prime market segment comprise individuals who are deemed to be relatively high credit risks for various reasons, including, among other things, the manner in which they have handled previous credit, the absence or limited extent of their prior credit history, and their limited financial resources. AFG serves as an alternative source of financing to automotive dealers and offers dealers the opportunity for increased sales to customers who typically do not qualify for financing by the dealers' traditional financing sources. As of March 31, 1995, AFG did business with approximately 1,000 franchised new car dealers in 25 states. AFG's contract acquisition activities also include the bulk purchase of automotive sales contracts from financial organizations. To support its contract acquisition activities, AFG periodically packages and securitizes portions of its receivables portfolio to reliquefy and redeploy its capital resources.

     AFG has focused its efforts in the non-prime market segment because of its ability to evaluate the unique credit risks associated with this market segment and to effectively service the resulting receivables. AFG has developed processing systems and controls specifically designed to support its operations in the non-prime market segment. To capitalize on AFG's automotive finance expertise, management information systems and related support systems and controls, AFG also offers fee-based third-party and consulting services to finance industry participants. AFG's fee-based services offer participants a cost-effective alternative to developing, maintaining and staffing their own automobile financing program. AFG's consulting services include, among other things, the evaluation of existing portfolios and reviews of personnel, policies and procedures for automobile finance programs.

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     AFG has experienced significant growth since its entry into the automotive finance business in 1990. AFG believes that its profitability and growth in its indirect financing business primarily has been a result of its ability to evaluate effectively the creditworthiness of the dealers' customers, its consistency in and timely communication of credit decisions, its reliability as a funding source and its control of losses through effective servicing.

     AFG acquired Patlex in December 1992 in a tax-free transaction. At no time in the five-year period ending on the date of the Distribution was Patlex acquired in taxable transaction. Since its acquisition of Patlex, AFG has also been engaged in the patent exploitation and enforcement business. Patlex owns a 64% gross interest (62.5% net interest) in the royalty income from, and a 42.86% ownership interest in, three patents which relate to basic technology used in constructing certain types of commonly used lasers and certain uses in all laser technology (the "Laser Patents"). In addition to its royalty income interest, Patlex is the exclusive licensing agent for the Laser Patents, and has the right to be reimbursed for certain of its expenses in enforcing and litigating the validity of the Laser Patents out of 100% of Laser Patent revenues.

     At all times during the past five years, Patlex has been actively engaged in the exploitation and enforcement of the Laser Patents. In the Distribution, 95.01% of the shares of Patlex Common Stock will be distributed to AFG's shareholders. AFG will retain the remaining 4.99% of the Patlex shares.

     KeyCorp was formed on March 1, 1994 when "old" KeyCorp, a financial services holding company, merged into and with Society Corporation, a financial services holding company. In the Merger, Society, an Ohio corporation, was the surviving corporation, but changed its name to KeyCorp. At March 31, 1995, Key Corp was one of the nation's largest bank holding companies based upon consolidated total assets of approximately $67.7 billion.

     KeyCorp provides banking and other financial services across much of the country's northern tier and in Florida through a network of subsidiaries operating 1,314 full-service banking offices in 14 states, giving KeyCorp the nation's sixth largest domestic branch network as of March 31, 1995.

     Because KeyCorp is not permitted under federal banking law to acquire more than 5% of the assets and business of Patlex, AFG determined to effect the Distribution, which is intended to be tax-free to AFG shareholders (except to the extent of cash payments for fractional shares) and AFG for federal income tax purposes, unless the Distribution is effected on or prior to August 24, 1995. Distribution of the Patlex Common Stock was a condition to KeyCorp's willingness to enter into the Merger Agreement. AFG believes that the Distribution will enable AFG shareholders to participate in the values and prospects of the assets and business of Patlex.

     The Distribution Agreement provides for the distribution, immediately prior to the Effective Time of the Merger, to each holder of record of AFG Common Stock as of the close of business on the Distribution Record Date, of certificates representing one share of Patlex Common Stock for every eight shares of AFG Common Stock held by each such holder, together with cash in lieu of fractional shares. If cash is paid in lieu of fractional shares in the Distribution, it may not exceed 1% of the total value of Patlex. The aggregate number of shares of Patlex Common Stock distributed to AFG shareholders in the Distribution will be equal to 95.01% of the shares of Patlex Common Stock outstanding immediately prior to the Distribution. The shares of Patlex Common Stock not distributed in the Distribution will be retained by AFG, which will then be merged with and into KeySub in the Merger. AFG will retain 4.99% of the shares of Patlex in place of an annual dividend typically paid by Patlex in order to satisfy the working capital requirements of a stand alone Patlex while still providing AFG with a return on its investment in Patlex and meeting the financial terms of the business arrangements of the Merger.

     In addition, the Distribution Agreement provides that, after the Effective Time, (i) holders of AFG Options granted by AFG pursuant to the AFG Option Plans that are outstanding and unexercised immediately prior to the Effective Time and which will be converted into KeyCorp Options pursuant to the Agreement of Merger will be entitled to receive upon exercise of such option one share of Patlex Common Stock for every eight shares of AFG Common Stock that would have been issuable except for the conversion to the KeyCorp Option and (ii) holders of Non-Plan Options and Patlex Plan Options which are outstanding

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and unexercised immediately prior to the Effective Time and which will be converted into the right to receive cash pursuant to the Merger Agreement will be entitled to receive one share of Patlex Common Stock for every eight shares of AFG Common Stock that would have been issuable pursuant to the exercise of such option.

     Following the Distribution, pursuant to the Agreement of Merger, AFG will be merged with and into KeySub with KeySub as the surviving corporation.

                                    OPINIONS

     Based upon the foregoing assumptions and Certifications, and on the Internal Revenue Code of 1986, as amended (the "Code"), the regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect as of today's date, and assuming the Distribution occurs after August 24, 1995, it is our opinion that for federal income tax purposes it is more likely than not that:

          1. The Distribution will qualify as a tax-free spin-off pursuant to
     Section 355 of the Code.

          2. No income, gain or loss will be recognized by AFG in connection with the Distribution.

          3. An AFG shareholder will not recognize any income, gain or loss in connection with the Distribution, except with respect to cash received by such AFG shareholder in lieu of a fractional share interest in Patlex as a result of the Distribution Agent selling the aggregate of all such fractional shares in the open market.

          4. An AFG shareholder who receives cash in lieu of a fractional share of Patlex Common Stock (as a result of the Distribution Agent selling the aggregate of all such fractional shares in the open market) will be treated as if such fractional share had been received by the shareholder as part of the Distribution and then sold by such shareholder in the open market. Accordingly, such shareholder will recognize gain or loss equal to the difference between the cash so received and the portion of the tax basis in the AFG Common Stock that is allocable to such fractional share (see paragraph 5 below). Such gain or loss generally will be treated as capital gain or loss, provided that such fractional share is held by such shareholder as a capital asset as of the time of the Distribution.

          5. Following the Distribution, an AFG shareholder will apportion the tax basis for his shares of AFG Common Stock between such AFG Common Stock and the Patlex Common Stock received (or, in the case of fractional shares, deemed received) in the Distribution in proportion to the relative fair market value of such AFG Common Stock and Patlex Common Stock on the Distribution Date.

          6. An AFG shareholder's holding period for the Patlex Common Stock received or deemed received in the Distribution will include the period during which such shareholder held the AFG Common Stock with respect to which the Patlex Common Stock was received or deemed received, provided that such AFG Common Stock is held as a capital asset by such shareholder as of the time of Distribution.

     Furthermore, based upon the foregoing assumptions and Certifications, and on the Code, the regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof, and assuming the Closing occurs after August 24, 1995, it is our opinion that for federal income tax purposes:

          1. The Merger will qualify as a reorganization within the meaning of
     Section 368(a) of the Code.

          2. AFG, KeySub and KeyCorp will be a party to the reorganization within the meaning of Section 368(b) of the Code.

          3. No gain or loss will be recognized by AFG as a result of the Merger.

          4. No gain or loss will be recognized by AFG shareholders whose shares of AFG Common Stock are exchanged solely for KeyCorp Common Stock pursuant to the Merger except with respect to cash received by such AFG shareholders in lieu of a fractional share interest in KeyCorp Common Stock.

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          5. An AFG shareholder who receives cash in lieu of a fractional share interest of KeyCorp Common Stock will be treated as if such cash had been received in redemption of the fractional share interest. The receipt of such cash generally should result in gain or loss in an amount equal to the difference between the amount of the cash received and the portion or the tax basis in the AFG Common Stock that is allocable to such fractional share (see paragraph 6 below). Such gain or loss generally will be treated as capital gain or loss, provided that such fractional share is held by such stock holder as a capital asset at the Effective Time.

          6. The aggregate tax basis of the KeyCorp Common Stock received or, in the case of fractional shares, deemed received by AFG shareholders who exchange their AFG Common Stock for KeyCorp Common Stock in the Merger will be the same as the tax basis of the AFG Common Stock surrendered in the exchange (after allocation of such tax basis between AFG Common Stock and Patlex Common Stock received in connection with the Distribution).

          7. The holding period for the shares of KeyCorp Common Stock received or deemed received in the Merger will include the period during which the shares of AFG Common Stock surrendered in exchange therefor were held, provided that such shares of AFG Common Stock were held as capital assets at the Effective Time.

     Furthermore, we have participated in the preparation of the Registration Statement and the Patlex Registration Statement, including the section of each such registration statement entitled "Certain Federal Income Tax Consequences" and we are of the opinion that the federal income tax consequences in the subsections entitled "Certain Federal Income Tax Consequences" is an accurate discussion of such federal income tax matters (except as to statements of fact, as to which we express no opinion).

                                    *  *  *

     Our opinions set forth herein are based upon existing law, regulations, administrative pronouncements and judicial decisions, all as in effect as of today's date. All such authorities are subject to change, either prospectively or retroactively. No assurance can be provided as to the effect of any such change, including, without limitation, the issuance of regulations under Section 355(d) of the Code, on our opinions. If any of the facts, assumptions or Certifications on which our opinions are based is incorrect, please advise us so that we may consider the effect, if any, on our opinions.

     The opinions set forth herein have no binding effect on the United States Internal Revenue Service or the courts. No assurance can be given that, if the matter were contested, a court would agree with the opinions set forth herein. This opinion has been delivered to you for the purpose of satisfying the condition set forth in Section 6.2 of the Agreement of Merger intended solely for your benefit; it may not be relied upon for any other purpose or by any other person or entity, and may not be made available to any other person or entity without our prior written consent, except that we consent to your use of this opinion letter as an exhibit to the Registration Statement and to the Patlex Registration Statement. In giving such consent, we do not thereby admit that we are acting within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 and the rules and regulations of the Securities and Exchange Commission.

                                            Very truly yours,

                                            /s/ MORGAN, LEWIS & BOCKIUS

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